Exhibit 99.1

Press release

Biophytis Receives €980,000 DeepTech Funding from BPI France for the development of Macuneos (BIO201) in dry AMD

•	DeepTech funding supports advanced and highly differentiating biotech projects with significant commercial potential
•	Biophytis plans to initiate Phase 1 clinical trial in the second half of 2021

Paris, France, Cambridge (Massachusetts, United States), April 29 2021, 8AM CET - Biophytis SA (Euronext Growth Paris: ALBPS), a clinical-stage biotechnology company focused on the development of therapeutics aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19, today announces it was granted a non-dilutive funding of €980,000 from the public investment bank BPI France’s DeepTech program, for its MACA program of Macuneos (BIO201) in dry Age-Related Macular Degeneration (AMD).

The DeepTech program aims to boost highly innovative and breakthrough projects emerging from fundamental research with attractive dedicated financing tools. The funding consists of a conditional advance of €600,000 and a grant of €380,000 which will complement existing financing for preclinical studies of Biophytis’ MACA clinical program in treatment of dry AMD, an age-related degeneration of the macula, the central part of the retina. AMD is one of the leading causes of irreversible vision loss and blindness in people over the age of 50.

Stanislas Veillet, President and CEO of Biophytis, said: “We are pleased with this funding award, which recognizes the potential of Biophytis’ Macuneos (BIO201), which has demonstrated promising results in preclinical studies. There is still no available treatment for dry AMD and the loss of vision has a significant impact on patients’ quality of life. Macuneos (BIO201) has the potential to address a major unmet medical need and we look forward to further investigating it in clinical phases.”

Biophytis plans to initiate a Phase 1 clinical trial (MACA-PK) in healthy volunteers in the second half of 2021, subject to regulatory review and approval as well as COVID-19-related delays and the impact of the pandemic on operational capabilities.

Macuneos (BIO201) is an orally administered small molecule in development for the treatment of diseases of the retina, or retinopathies. It is a plant-derived pharmaceutical-grade purified 9 cis-norbixin, or norbixin. Biophytis has completed preclinical cellular and animal studies of Macuneos (BIO201) for the treatment of retinopathies.

Biophytis believes that the results from preclinical studies support continued investigation to whether Macuneos (BIO201) may stimulate biological resilience and protect the retina against phototoxic damage that leads to vision loss. Dry AMD is a common eye disorder among people over the age of 50 that affects central vision, impairing functions such as reading, driving, and facial recognition, and has a major impact on quality of life and the ability to live independently. There are currently no approved drugs for dry AMD. Based on estimates from publicly available information, AMD affects approximately 8.5% of the global population (ages 45 to 85) and is expected to increase over time as the population ages.

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About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specialized in the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19.

Sarconeos (BIO101), our leading drug candidate, is a small molecule, administered orally, being developed as a treatment for sarcopenia in a Phase 2 clinical trial in the United States and Europe (SARA-INT). It is also being studied in a clinical two-part Phase 2-3 study (COVA) for the treatment of severe respiratory manifestations of COVID-19 in Europe, Latin America, and the US. A pediatric formulation of Sarconeos (BIO101) is being developed for the treatment of Duchenne Muscular Dystrophy (DMD).

The company is based in Paris, France, and Cambridge, Massachusetts. The company's common shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and ADSs are listed on Nasdaq Capital Market (Ticker BPTS – ISIN: US09076G1040).

For more information visit www.biophytis.com

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. These forward-looking statements include statements regarding Biophytis’ anticipated timing for its Interim Analysis of Part 1 and release of full study results. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties including, without limitation, delays in patient recruitment or retention, interruptions in sourcing or supply chain, its ability to obtain the necessary regulatory authorizations, COVID-19-related delays, and the impact of the current pandemic on the Company’s clinical trials. The forward-looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. In France, please also refer to the "Risk Factors" section of the Company's Annual 2019 Report and the Company’s Half Year 2020 Report available on BIOPHYTIS website (www.biophytis.com). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

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Biophytis Contact for Investor Relations

Evelyne Nguyen, CFO

evelyne.nguyen@biophytis.com

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Investor Relations

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